UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

December 30, 2011 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, December 30, 2011 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 5% being crossed downwards by BlackRock which now owns 4.00% of Delhaize Group’s voting rights as follows:

Holders of voting rights	Number of voting rights from previous notification	Current number of voting rights	Current percentage of voting rights
BlackRock, Inc.	0	0	0.00%
BlackRock Asset Management Australia Limited	80 089	39 628	0.04%
BlackRock Asset Management Japan Limited	319 107	299 431	0.29%
BlackRock Advisors (UK) Limited	684 184	574 718	0.56%
BlackRock Asset Management Deutschland AG	54 613	55 508	0.05%
BlackRock Institutional Trust Company, N.A.	2 830 000	2 079 617	2.04%
BlackRock Fund Advisors	517 839	505 377	0.50%
BlackRock Asset Management Canada Limited	53 670	40 499	0.04%
BlackRock Advisors, LLC	9 953	9 167	0.01%
BlackRock Financial Management, Inc.	43 417	33 110	0.03%
BlackRock Investment Management, LLC	232 644	100 275	0.10%
BlackRock Investment Management (Australia) Limited	10 869	9 222	0.01%
BlackRock (Netherlands) B.V.	17 403	20 131	0.02%
BlackRock Fund Managers Limited	28 344	30 263	0.03%
BlackRock Asset Management Ireland Limited	102 016	131 858	0.13%
BlackRock International Limited	13 180	3 881	0.00%
BlackRock Investment Management (UK) Limited	150 326	143 381	0.14%

Total	5 147 654	4 076 066	4.00%

On December 28, 2011, BlackRock Investment Management (UK) Limited notified Delhaize Group that as of December 22, 2011 BlackRock owned 4 076 066 Delhaize Group shares, representing 4.00% of its voting rights. This is a decrease of 1 071 588 shares compared to the previous notification of ownership received on May 26, 2011.

According to the notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on December 28, 2011 BlackRock, Inc. is the ultimate controller of the legal entities listed above. The latter, however, are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2011, Delhaize Group’s sales network consisted of 3 362 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the third quarter of 2011, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell:	+ 32 2 412 75 71
Aurélie Bultynck:	+ 32 2 412 83 61
Steven Vandenbroeke (media) :	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 3, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President